January 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric Atallah

cc:	Martin James

Re:	Lianluo Smart Limited
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 25, 2018
File No. 1-34661

Gentlemen:

Lianluo Smart Limited (the “Company” ) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 20, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and filed with the Commission on April 25, 2018. In this letter, the Company has recited the comments from the Staff in italicized, bold type and have followed the comments with its response. The numbered paragraph below corresponds to the numbered paragraph of the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2017

Item 3. Key Information

A. Selected Financial Data, Page 2

1.	We note that you only presented selected financial data for the years ended December 31, 2015, 2016 and 2017 instead of the required five most recent financial years, and you did not explain the reasons for the omission in the filing. Tell us why you have not provided five years of data and revise future filings to comply fully with Item 3(A) of Form 20-F and the related instructions.

Response: In response to the Staff’s comment, the Company respectively advises Staff that the Company plans to file an amended annual report on Form 20-F, which would revise Item 3 to present selected financial data for five most recent financial years.

Item 5. Operating and Financial Review Prospects

Critical Accounting Policies

Inventories, page 60

2.	We note that management compares the cost of inventories with their net realizable value and an allowance is recorded to write down the inventories to market value, if lower. We also note that from your disclosures on page F-22 that you recorded a $73,860 inventory write-down reversal during the year ended December 31, 2017. Please address the following:

●	Clarify for us whether your inventory is written down to market value or to net realizable value and explain to us how your policy is consistent with ASU 2015-11 which requires that inventory within the scope of the guidance be measured at the lower of cost and net realizable value. Revise your disclosures in future filings to reflect compliance with ASU 2015-11.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its inventories are stated at the lower of cost or net realizable value, and its management compares the cost of inventories with the net realizable value and an allowance is made for writing down inventories to net realizable value, if lower. The Company plans to file an amended annual report on Form 20-F to revise the disclosures, and will revise the disclosures in future filings to reflect compliance with ASU 2015-11.

●	Describe to us the circumstances that led to the inventory write-down reversal in fiscal 2017 and explain to us how you considered FASB ASC 330-10-35-14 and SAB Topic 5.BB in your accounting.

Response: In response to the Staff’s comment, the Company respectively advises the Staff, that, in compliance with SAB Topic 5BB and FASB ASC 330-10-35-14, the Company records inventory at cost. Additionally, in compliance with FASB ASC 330-10-35-1B, the Company writes down its inventories to net realizable value for obsolete and slow moving inventories, which create a new cost basis for inventory for subsequent accounting purposes. The Company does not mark up impaired inventory. Any write-down reversal is due to the subsequent sale, or sales pattern of impaired or slow moving inventory.

●	Tell us whether you recorded any sales of previously written-down inventory in the reported periods, and if material, revise your discussion of operating results in future filings to quantify and discuss the impact on your gross margins.

Response:

	2017	2016	2015
Inventories as of end of year, before impairment
- Continuing operations	2,217,802	208,759	4,009,203
- Discontinued operations	-	-	967,363

Inventories as of end of year, after impairment
- Continuing operations	2,217,802	136,916	3,975,114
- Discontinued operations	-	-	-

Sales of previously written-down inventory – continuing operations)
Sales amount	155,476	5,901,667
Cost of previously written-down inventories	152,207	4,767,987
Gross profit (before deduction of any production overhead)	3,269	1,133,680

The Company will include in its discussion of operating results and impact on its gross margins when the impact of sales of previously written-down inventory is considered material in its future filings.

3.	We note the significant increase in your inventory at December 31, 2017. Please address the following:

●	Tell us the specific methodology you employed to assess inventory for impairment at December 31, 2017, including a description of the key assumptions and your basis for those assumptions, and explain your basis for concluding that the carrying value of your inventory is recoverable.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that its inventories are stated at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature.

The Company assessed inventory for impairment based on its review of the ageing and the recent selling prices of its inventories. As of December 31, 2017, major inventory items included RMB1.35m (US$0.21m) Abdominal Pressure Cardiopulmonary Resuscitation Instrument (CPR), RMB2.55m (US$0.39m) Third Generation Watch Mainboard (bluetooth+APP) and RMB6.06m (US$0.93m) Smart Healthy Watch (both were Sleep Apnea Diagnostic Products), all of which were purchased (and thus aged) within a year, and with estimated selling prices higher than unit cost. As such, the Company concluded that the carrying value of its inventory is recoverable.

●	Revise this section in future filings to discuss the significant judgments and uncertainties involved in your accounting for inventory.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the Company will add the following to discuss the significant judgments and uncertainties involved in its accounting for inventory in its future filings:

“Net realizable value is based on estimated selling prices in the ordinary course of business less cost to sell. These estimates are based on the current market and economic condition and the historical experience of selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to any industry downturn. The management of the Company reassesses the estimations at the end of each reporting period.”

Report of Independent Registered Public Accounting Firm, Page F-2

4.	We note that your financial statements for the year ended December 31, 2016 were restated due to an error in the accounting treatment of warrants issued. Please have your auditor explain to us how it considered paragraphs ..09, .16 and .17 of PCAOB Auditing Standard 2820 regarding the addition of an explanatory paragraph to its report concerning the restatement.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the auditor has revised their report to include all the above-mentioned required disclosures, which is filed together with the Company’s Amendment No. 1 to its Annual Report on Form 20-F.

Note 4 - Summary of Significant Accounting Policies

Revenue Recognition, page F-15

5.	On page 33 you disclose that you are a significant distributor in China for laryngcopes from Timesco Healthcare Ltd. Additionally on page F-10 you disclose that you have the distribution rights for a number of international medical equipment suppliers. Please address the following:

●	Describe to us the arrangements under which you undertake to be the distributor of another company’s products, and summarize for us the material terms of the agreements governing these arrangements.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the Company signs distribution authorisation letters with Timesco Healthcare Ltd. (“Timesco”) annually, which states that “…. Beijing Dehair Medical Technology Co., Ltd. to be a distributor for Timesco Healthcare Laryngoscopes in China for a period of 12 months…. We certify that the following products will be represented by Beijing De-Haier Medical Technology Co., Ltd. for distribution: Optima range including CLX and Eclipse blades and handles.”. There are no other specific terms stipulated in the distribution agreements or arrangements with Timesco. The Company did not enter into any other distribution agreements in 2015, 2016 and 2017.

Pursuant to this distribution arrangement, we incurred and recorded sales of distributed products totaled US$161,351, US$197,299 and US$276,586 for the years ended December 31, 2017, 2016 and 2015, respectively.

●	Tell us whether you are the principal or agent in these transactions and explain how you made that determination.

Response: In response to the Staff’s comment, the Company is a principal in the sales of distributed products primarily based on the following determination:

(a)	The Company is the primary obligor in the arrangement – the Company is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer

(b)	The Company has general inventory risk – Before Customer Order Is Placed or Upon Customer Return – the Company takes title to a product before that product is ordered by a customer

(c)	The Company has latitude in establishing price – The Company establishes the exchange price with a customer for the product or service

(d)	The Company has credit risk – the Company assumes credit risk for the amount billed to the customer

●	Revise your future filings to disclose your revenue recognition policy related to transactions in which you act as a distributor.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that in its future filings the Company will include the following in its revenue recognition policy:

“The Company evaluates its arrangements with distributors and determined that, since it is primarily obligated in the sales of distributed products, is subject to inventory risk, has latitude in establishing prices, and assumes credit risk for the amount billed to the customer, or has several but not all of these indicators, revenues should be recorded on a gross basis.”

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your questions or comments regarding the Company’s responses to the undersigned at +86 10 88609850 or via facsimile at +86 10 68416311.

Please also feel free to contact our legal counsel, James Chang, at james.chang@dlapiper.com/ +86 10 8520 0608 or via facsimile at +86 10 8520 0700. Thank you for your assistance.

Very truly yours,

/s/ Yingmei Yang
Yingmei Yang
Interim Chief Financial Officer

Lianluo Smart Limited

cc:

James Chang

DLA Piper